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                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING


(Check one):  [_] Form 10-K       [_] Form 20-F    [_] Form 11-K
              [X] Form 10-Q       [_] Form N-SAR

For Period Ended:  September 30, 2001

              [_] Transition Report on Form 10-K
              [_] Transition Report on Form 20-F
              [_] Transition Report on Form 11-K
              [_] Transition Report on Form 10-Q
              [_] Transition Report on Form N-SAR

For the Transition Period Ended:

 [Read Instruction (on back page) Before Preparing Form. Please Print or Type.]

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  SMTC Corporation

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):  635 Hood Road

City, State and Zip Code:  Markham, Ontario, Canada L3R 4N6

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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

At this time, the Company is unable to complete all required disclosures in its September 30, 2001 quarterly report on Form 10-Q, including those in its financial statements, without unreasonable effort or expense. As disclosed in its press release on November 7, 2001, the Company has received a proposed term sheet and is currently negotiating with its lenders for waivers of certain EBITDA-based covenants the Company was required to satisfy at the end of the third quarter and for amendments of the covenants that would apply during the next 12 months to correspond to the Company's current business plan. These discussions, which are currently in progress, affect certain items and disclosures in the Company's quarterly report on Form 10-Q, including those in its financial statements. Additional time is required to ensure accurate disclosure of all information arising from the negotiations with the lenders and the outcome of those negotiations in the financial statements and the management's discussion and analysis. In addition, until this information is finalized, the review of the Company's September 30, 2001 quarterly report cannot be completed. Therefore, an extension of time to file is requested. As indicated in Part II above, the Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Frank Burke            (905)                 479-1810
(Name)              (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).   [X] Yes   [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there?
                           [_] Yes   [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               SMTC Corporation
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2001              By: /s/ Frank Burke
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                                         Frank Burke
                                         Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).

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